UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 26, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Allos Therapeutics, Inc.
File No. 0-29815 - CF#35377

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Spectrum Pharmaceuticals, Inc. (parent of Allos Therapeutics, Inc.) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information Allos Therapeutics, Inc. excluded from the Exhibits to Forms 10-K filed on March 1, 2010 and February 27, 2008, Forms 10-Q filed on August 4, 2011 and August 7, 2007 and Form 10-Q/A filed on August 17, 2012.

Based on representations by Spectrum Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.13	10-K	March 1, 2010	August 7, 2022
10.13.1	10-K	March 1, 2010	August 7, 2022
10.18.1	10-K	February 27, 2008	August 7, 2022
10.3	10-Q	August 4, 2011	August 7, 2022
10.45	10-Q	August 7, 2007	August 7, 2022
10.1	10-Q/A	August 17, 2012	August 7, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary